EXHIBIT 2.4
                                   May 5, 1997

                                     5 pages

                                      THIRD
                               NOTICE OF VARIATION
                                     of the
                           OFFER TO PURCHASE FOR CASH

                           all of the Common Shares of

                            MERFIN INTERNATIONAL INC.

                            at an increased price of
                         Cdn. $7.00 per Common Share by
                            BUCKEYE ACQUISITION INC.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, bank, manager, lawyer or other professional advisor.

May 5, 1997

                                      THIRD
                               NOTICE OF VARIATION
                                     of the
                           OFFER TO PURCHASE FOR CASH

                           all of the Common Shares of

                            MERFIN INTERNATIONAL INC.

                            at an increased price of
                         Cdn. $7.00 per Common Share by
                            BUCKEYE ACQUISITION INC.

--------------------------------------------------------------------------------
      On April 29, 1997, Merfin International Inc. ("Merfin") and the Offeror announced that the directors of Merfin have unanimously recommended that Shareholders accept the Offer at an increased price of Cdn. $7.00 per Common Share.
--------------------------------------------------------------------------------
      The Offeror hereby gives notice that it is amending and varying its Offer by increasing the consideration payable under the Offer to Cdn. $7.00 per Common Share and further extending the time for acceptance of the Offer.

      The Offer, as amended by this Notice of Variation, is open for acceptance until 12:00 a.m. (midnight, Vancouver time) on May 15, 1997, unless further extended or withdrawn.

      Questions and requests for assistance may be directed to the Dealer Manager or the Depositary. Additional copies of this Notice of Variation, the Notice of Variation dated April 15, 1997, the Notice of Variation dated April 25, 1997, the Offer, the Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery may be obtained without charge on request from such persons at their respective offices shown on the back cover of this document.

                      The Dealer Manager for the Offer is:

                               TD SECURITIES INC.

                     NOTICE TO U.S. HOLDERS OF COMMON SHARES

     The Offer is made for the securities of a Canadian issuer and is subject to Canadian disclosure requirements. Shareholders should be aware that such requirements are different from those of the United States.

     The enforcement by Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Canada, that some of its officers and directors are residents of Canada, that the experts and the Dealer Manager for the Offer are residents of Canada, and that all or a substantial portion of the assets of the Offeror and said persons are located outside the United States.

     Shareholders should be aware that the Offeror or its affiliates or associates, directly or indirectly, may bid for or make purchases of Merfin International Inc. securities subject to the Offer during the period of the Offer, as extended, as permitted by applicable Canadian laws or provincial laws or regulations.

     All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars.

                                      2.4-1

                               NOTICE OF VARIATION

To: THE HOLDERS OF COMMON SHARES OF MERFIN INTERNATIONAL INC.

     By notice to Montreal Trust Company dated May 5, 1997, the Offeror has amended its offer dated March 25, 1997, as extended to May 8, 1997, pursuant to which the Offeror is offering to purchase all of the issued and outstanding Common Shares of Merfin, together with associated Poison Pill Rights. Unless the context otherwise requires, terms denoted by initial capital letters and not defined herein have the meanings set forth in the Offer.

     All references to the "Offer" in the Offer, the Letter of Transmittal, the Notice of Guaranteed Delivery, the Notice of Variation dated April 15, 1997, the Notice of Variation dated April 25, 1997 and this Notice of Variation mean the Offer as extended to May 8, 1997 and as hereby further amended.

     Except as set forth in and as amended by the Notice of Variation dated April 15, 1997, the Notice of Variation dated April 25, 1997 and this Notice of Variation, the terms and conditions previously set forth in the Offer continue to be applicable in all respects. This Notice of Variation should be carefully read in conjunction with the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery which have been previously mailed to registered Shareholders, holders of options or other rights to acquire or receive Common Shares and holders of Convertible Debentures.

1. Variation of Offer

     The Offeror has amended the Offer to increase the price offered for Common Shares under the Offer to Cdn. $7.00 in cash per Common Share and to extend the time for acceptance of the Offer until 12:00 a.m. (midnight, Vancouver time), on May 15, 1997, unless further extended or withdrawn. Accordingly, the Expiry Date is May 15, 1997 and the Expiry Time is 12:00 a.m. (midnight, Vancouver time) on the Expiry Date, or such other date or time to which the Offer may be extended from time to time pursuant to Section 4 of the Offer, "Extension and Variation of the Offer".

2.     Manner and Time of Acceptance

     The Offer is open for acceptance until the Expiry Time, unless further extended or withdrawn. Common Shares may be deposited pursuant to the Offer in accordance with the provisions of Section 2 of the Offer, "Manner and Time of Acceptance".

3.     Take-up and Payment for Deposited Common Shares

     The Offeror will take up and pay for the Common Shares deposited as provided in Section 5 of the Offer, "Take-up and Payment for Deposited Common Shares", but in any event, no later than as required by applicable securities law.

4.     Withdrawal of Deposited Common Shares

     All deposits of Common Shares pursuant to the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time provided that the Common Shares have not been taken up and paid for by the Offeror prior to the receipt by the Depositary of the notice of withdrawal in respect of such Common Shares.

     The withdrawal of deposited Common Shares must be made in accordance with the provisions of Section 6 of the Offer, "Withdrawal of Deposited Common Shares".

5.     Support Agreement

     Pursuant to discussions between the parties and their respective advisors on April 28, 1997, the Offeror and Merfin entered into a support agreement (the "Support Agreement") on April 29, 1997 whereby (i) the Offeror committed to increase the price offered for the Common Shares to $7.00 in cash and (ii) Merfin agreed to support the increased Offer. As a result of the Support Agreement, Buckeye obtained access to information concerning the business and affairs of Merfin, including certain non-public information related to Merfin. The Offeror has no information which indicates that any material change to the information publicly disclosed by Merfin has occurred since the date of the last public financial statements of Merfin.

      Pursuant to the Support Agreement, Merfin has represented to the Offeror that the board of directors of Merfin, upon consultation with its financial and legal advisors, has determined that the increased price is fair to the Shareholders and that the Offer, as amended, is in the best interests of Merfin and the Shareholders.

                                      2.4-2

     Furthermore, in the Support Agreement, Merfin made customary representations and agreed, among other things, (i) to recommend that holders of Common Shares accept the increased Offer, (ii) to use all reasonable efforts to secure the acceptance of the Offer and (subject to the determination that a proposal with respect to Merfin constitutes a Superior Proposal) to recommend against any other proposal with respect to Merfin which has been announced or launched, (iii) to encourage all persons holding options and convertible debentures to tender the Common Shares to be issued in connection therewith,
(iv) to accelerate the vesting of all entitlements under outstanding stock options, (v) to carry on its business in the regular and ordinary course, (vi) subject to the fiduciary obligations of the board of directors of Merfin if a person has made a Superior Proposal, not to solicit, initiate or encourage offers, participate in any negotiations or provide information to any person other than the Offeror relating to any amalgamation, takeover bid, reorganization or similar transaction involving Merfin, (vii) to notify the Offeror upon becoming aware of any proposal for any of the transactions referred to in (vi) of this paragraph and (viii) to notify the Offeror of the existence or occurrence of any change, event or state of facts which would likely have a material adverse effect on Merfin.

     The Support Agreement may be terminated (a) by Merfin, if the board of directors of Merfin reasonably determines that a proposal received by Merfin constitutes a Superior Proposal to the Offer, (b) by the Offeror, if the board of directors of Merfin shall (i) not have recommended the increased Offer to the holders of Common Shares, (ii) have modified in a manner adverse to the Offeror or withdrawn its recommendation of the increased Offer or (iii) have failed to recommend against another offer that the board of directors of Merfin has not determined to be a Superior Proposal and (c) by the Offeror, if certain covenants or representations of Merfin in the Support Agreement shall not be true and accurate or if any condition of the Offer has not been satisfied or waived on the expiration date of the Offer. If the Support Agreement is terminated by Merfin pursuant to (a) above or by the Offeror pursuant to (b) above, Merfin shall immediately pay to the Offeror $8 million together with all the reasonable expenses of the Offeror.

     If the board of directors of Merfin determines that a proposal received by Merfin constitutes a Superior Proposal, Merfin may not terminate the Support Agreement unless and until Merfin has notified the Offeror of such determination and Merfin has fully cooperated with the Offeror with the intent of enabling (but not obliging) the Offeror to agree to a modification of the terms and conditions of the Support Agreement so that the Offer may be completed.

     A "Superior Proposal" means a bona fide written and unsolicited proposal or offer for cash or a combination of cash and securities made by any person to acquire all or substantially all of the Common Shares or assets of Merfin on terms which the board of directors of Merfin determines in good faith and in the exercise of reasonable judgment to be more favourable to Merfin and its Shareholders than the Offer.

6.   Sources of Funds

     As a result of the increase in the price offered to $7.00 per Common Share, the Offeror estimates that if it acquires all of the Common Shares (on a fully-diluted basis) pursuant to the Offer or pursuant to any following Compulsory Acquisition or Subsequent Acquisition Transaction, the total amount required to purchase such Common Shares will be approximately $196 million (other than the fees (including advisory fees) and expenses under the Offer estimated at $5.15 million). Buckeye has agreed to provide or cause to be provided such funds to the Offeror as are needed to complete the transaction from internal cash resources and a line of credit.

7. Amendments to the Offer, Letter of Transmittal and Notice of Guaranteed Delivery

      The Offer, as extended to April 29, 1997 and as further extended to May 8, 1997, the Letter of Transmittal and the Notice of Guaranteed Delivery are deemed to be amended as required to reflect the increase in the price offered per Common Share and the extension of time for deposit of Common Shares contemplated in this Notice of Variation.

8.  Statutory Rights

     Securities legislation in certain of the provinces and territories of Canada provides holders of Common Shares with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the holders of Common Shares. However, such rights must be exercised within prescribed time limits. Holders of Common Shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

                                      2.4-3

                            APPROVAL AND CERTIFICATE

     The  contents  of this  Notice of  Variation  have been  approved,  and the sending, communication or delivery thereof to the Shareholders of Merfin International Inc. has been authorized by the board of directors of Buckeye Acquisition Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

DATED: May 5, 1997



     (Signed) ROBERT E. CANNON                    (Signed) DAVID B. FERRARO
 President and Chief Executive Officer              Chief Financial Officer




                       On behalf of the Board of Directors




     (Signed) JOHN F. ANDERSON                    (Signed) PIERRE RAYMOND
                 Director                                     Director



                                      2.4-4

                Offices of the Depositary, Montreal Trust Company

                                     By Mail


                             Stock Transfer Services
                           1800 McGill College Avenue
                                    6th Floor
                                Montreal, Quebec
                                     H3A 3K9

                   By Hand, Courier or Facsimile Transmission



         Montreal                    Vancouver                   Toronto
 Stock Transfer Services      Stock Transfer Services    Stock Transfer Services
1800 McGill College Avenue      510 Burrard Street        151 Front Street West
        6th Floor                    2nd Floor                  8th Floor
     Montreal, Quebec       Vancouver, British Columbia     Toronto, Ontario
         H3A 3K9                      V6C 3B9                    M5J 2N1
   Tel: (514) 982-7555          Tel: (604) 661-0222        Tel: (416) 981-9596
   Fax: (514) 982-7347          Fax: (604) 661-9480        Fax: (416) 981-9600


                             The Dealer Manager is:

                               TD Securities Inc.

                               55 King Street West
                                    7th Floor
                                   P.O. Box 1
                           Toronto Dominion Bank Tower
                             Toronto-Dominion Centre
                                Toronto, Ontario
                                     M5K 1A2

                               Tel: (416) 982-2865
                               Fax: (416) 982-4410

      Any questions and requests for assistance may be directed by Shareholders to the Dealer Manager or the Depositary at their respective telephone numbers and locations set out above.
                                      2.4-5